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                  [SYNERGY TECHNOLOGIES CORPORATION LETTERHEAD]


                                                                 August 30, 2002

FILED VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Nina Mojiri-Azad, Esq.

       RE: Request for Withdrawal of Registration Statement on Form SB-2 Synergy Technologies Corporation
            File No.: 333-97223


Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Synergy Technologies Corporation (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on July 29, 2002 (the "Registration Statement").

         As of the date hereof, the SEC has not declared the Registration Statement effective and the Registrant has not sold any securities in this offering or otherwise pursuant to the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the filing of a pre-effective amendment to the Registration Statement is not suitable as a means to disclose certain amendments to the Registrant's equity line with Fusion Capital Fund II, LLC, and that a new registration statement should be filed with the SEC with respect to the offering for these purposes. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

         Please direct any questions or comments relating to this filing to me at (212) 207-6655 or, in my absence, to William P. Ruffa, Esq. at (212) 355-0606.


                                                     Sincerely,
                                                     /s/ Barry Coffey
                                                     Barry Coffey
                                                     Chief Executive Officer



cc:   William P. Ruffa, Esquire
      Ruffa & Ruffa, P.C.